UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-39155

XP Inc.

(Exact name of registrant as specified in its charter)

20, Genesis Close

Grand Cayman, George Town

Cayman Islands KY-1-1208

+55 (11) 3075-0429

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

New Board of Directors’ composition

XP Inc. adopted today its new Board of Directors’ composition, in line with the press release published on July 10, related to the end of its Shareholders Agreement. XP Inc.’s Board of Directors will now be reduced to 9 members (as opposed to 11, previously), and be composed of the following members: Guilherme Dias Fernandes Benchimol, Bernardo Amaral Botelho, Gabriel Klas da Rocha Leal, Bruno Constantino Alexandre dos Santos, Fabrício Cunha de Almeida, Luiz Felipe Amaral Calabró (independent), Martin Emiliano Escobari Lifchitz, Cristiana Pereira (independent), and Frederico Seabra de Carvalho (independent).

Bio of Frederico Seabra de Carvalho

Frederico Seabra de Carvalho is a member of our board of directors, a position he has held since July 2023. Mr. Carvalho is an Operating Partner at General Atlantic since September 2012, where he provides strategic support and financial expertise to the firm’s investment teams and portfolio companies with a focus on Latin America. Before joining General Atlantic, Mr. Carvalho served as Chief Operating Officer of the Merchant Banking division at BTG Pactual Group from April 2011 to September 2012. Previously, he was a Partner in Deloitte’s Transaction Services group in São Paulo, leading deal advisory, corporate reorganization, and diligence services for major private equity investors and strategic clients in Brazil. Mr. Carvalho holds a bachelor’s degree in economics from Universidade de Brasilia, a bachelor’s degree in law and a master’s degree in tax law and taxation from UDF Centro Universitário and an LL.M. in taxation from Boston University.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XP Inc.

By:	/s/ Bruno Constantino Alexandre dos Santos
	Name:	Bruno Constantino Alexandre dos Santos
	Title:	Chief Financial Officer

Date: July 18, 2023